

April 29, 2011

Mr. Gary Wagner
Chief Financial Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

      Re: Ameron International Corporation
              Form 10-K for the Fiscal Year Ended November 30, 2010
              Form 10-Q for the Fiscal Quarter Ended February 27, 2011
              File No. 001-09102

Dear Mr. Wagner:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2010

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies and Estimates – Pension and Other Postretirement Benefits, page 18

1.   We note your benefit plan assumption of a rate of return on plan assets of 8.5% for the last two fiscal years. Please explain to us, and disclose in future filings, how you determine the rate of return on plan assets and specifically address any changes in the methodology you used to determine this rate during the periods presented. Also, please explain to us, and disclose in future filings, how the assumed rate of return relates to your historical plan experience.

<u>Item 8 – Financial Statements and Supplementary Data, page 31</u>

<u>Note 1 – Summary of Significant Accounting Policies, page 37</u>
<u>Property, Plant and Equipment, page 40</u>

2.   Please tell us, and disclose in future filings, the carrying amount of the wind tower assets you tested for impairment. Also, please tell us, and disclose in future filings, the significant assumptions you used in determining that these assets are not impaired, including how your assumptions relate to current market conditions.

<u>Note 6 – Affiliates, page 44</u>

3.   We note that you account for your investments in Ameron Saudi Arabia, Ltd. and Bondstrand, Ltd. under the cost method due to "management's current assessment of the Company's influence over these affiliates." Please specifically explain to us the specific factors that support your conclusion that you do not have the ability to exert significant influence over these entities.

<u>Note 7 – Other Assets, page 46</u>

4.   Please revise future filings to indicate, if true, that the assets held for sale refer to the real property mentioned in note 2, located in Hull, England that was previously used by the Performance Coatings and Finishes business. Otherwise, please tell us, and disclose in note 2 in future filings, the remaining carrying value of the impaired asset held for sale.

<u>Note 8 – Accrued Liabilities, page 46</u>

5.   Please provide us, and disclose in future filings, a roll-forward of your self-insurance reserves. In light of the change in year-end balances, we believe such information would enhance your current disclosures and could be useful to investors.

<u>Note 10 – Income Taxes, page 47</u>

6.   Please provide us, and disclose in future filings, a more specific and comprehensive explanation of the facts and circumstances related to the repatriation of undistributed earnings of your Singapore subsidiary during the fourth quarter of 2010.

<u>Note 18 – Segment Information, page 64</u>

7.   Please demonstrate to us how you determined that the aggregation of your pole products and Hawaii operating segments within the infrastructure products reportable segment is appropriate and complies with ASC 280-10-50-11.

Form 10-Q for the Fiscal Quarter Ended February 27, 2011

Item 1 – Financial Statements, page 3

Note 11 – Commitments and Contingencies, page 11

8.   We refer to each matter that you have disclosed where you are not able to estimate the
        possible range of loss. We note that your disclosures are substantially the same as your
        disclosures in prior exchange act reports. Since we assume that you have determined that
        it is reasonably possible that a material loss has been incurred in excess of amounts
        accrued, for each matter please explain to us, in greater detail, why you are unable to
        estimate a reasonably possible range of loss, what specific additional information you
        need to provide such an estimate, and when you believe that information will be
        available.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Results of Operations – Gross Profit, page 20

9.   We note the significant deterioration in your gross profit margins during the quarter
        ended February 27, 2011. Please tell us, and clarify in future filings, in greater detail, the
        specific facts and circumstances that negatively impacted your gross profit margins
        during the current interim period and address if you expect these factors to continue in
        subsequent periods.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief